Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Change to Board of Directors

Beijing, December 20, 2022 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces the appointment of Mr. Ji Luo as an independent director to the Board of Directors of the Company (the “Board”), and to serve as a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Mr. Luo has previously served as an independent director of Xinyuan Property Management Service (Cayman) Ltd., a company listed on the Stock Exchange of Hong Kong (Stock Code:1895), from September 2019 to October 2022 and Beijing Aerospace Changfeng Co., Ltd., a company listed on the Shanghai Stock Exchange (stock code: 600855), from May 2010 to April 2016. Prior to joining the Company in December 2022, Mr. Luo was the executive manager and a partner at Beijing Hanheng Law Firm from September 2003 and March 2007, respectively. Mr. Luo obtained a bachelor’s degree in law from the China University of Political Science and Law, People's Republic of China ("PRC") in November 1999 and became a qualified lawyer of the Ministry of Justice of the PRC in April 2001.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2021. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com